January 6, 2026

Michael Buhle
Chief Executive Officer
Aspira Women's Health Inc.
12117 Bee Caves Road, Building III, Suite 100
Austin, TX 78738

       Re: Aspira Women's Health Inc.
           Registration Statement on Form S-1
           Filed December 31, 2025
           File No. 333-292512
Dear Michael Buhle:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   J. Eric Johnson, Esq.